

April 16, 2024

Philip D'Ambrosio
Executive Vice President and Treasurer
Madison Square Garden Entertainment Corp.
Two Penn Plaza
New York, NY 10121

> **Re: Madison Square Garden Entertainment Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2023**
> **Response dated April 15, 2024**
> **File No. 001-41627**

Dear Philip D'Ambrosio:

We have reviewed your April 15, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 2, 2024 letter.

Form 10-K for Fiscal Year Ended June 30, 2023

Consolidated and Combined Financial Statements
Consolidated and Combined Statements of Operations, page F-4

1. We read your response to prior comment 1. Please show us what your revised presentation will look like, including your footnote disclosures discussing the types of revenues and direct operating expenses included in each line item. Also, confirm that (a) revenues for items that represent less than 10% of total revenues will not be aggregated with revenues for items that represent more than 10% of total revenues and (b) direct operating expenses will be treated in the same manner as the related revenues. Refer to Rules 5-03.1 and 5-03.2 of Regulation S-X.

Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services